Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783







BAA

08 December 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



05013363

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED

DEC 2 0 2005

THOMSON
FINANCIAL

Sarah Hunter
Head of Investor Relations

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton
Registered in England 1970855 Registered Office 130 Wilton Road London SW1V 1LQ

Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

RECEIVED

2005 DEC 19 P 12: 25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 8 December 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____
Signed

_____
Name

_____
Date